Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment No. 5 to the registration statement on Form S-11 (File No. 333-251762) of our report dated February 23, 2021, on our audit of the financial statements of AFC Gamma, Inc. as of December 31, 2020 and for the period July 31, 2020 (date of commencement of operations) to December 31, 2020, which includes an explanatory paragraph relating to risks and uncertainties due to originating, structuring, underwriting and managing senior secured loans and other types of loans for established cannabis industry operators. We also consent to the reference to our firm under the caption "Experts".

/s/ CohnReznick LLP

Chicago, Illinois
February 23, 2021